UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             VitaminShoppe.com, Inc.
   -------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92848M 10 4
                     --------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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
CUSIP No. 92848M 10 4                                  SCHEDULE 13G

1            Name of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Vitamin Shoppe Industries Inc.

2            Check the Appropriate Box if a Member of a Group (See Instructions)    (a)  /  /
                                                                                    (b)  /  /

3            SEC Use Only

4            Citizenship or Place of Organization

             New York

             5         Sole Voting Power
NUMBER OF              13,081,500 (See Item 4, below)
SHARES
BENEFICIALLY 6         Shared Voting Power
OWNED BY                           0
EACH
REPORTING    7         Sole Dispositive Power
PERSON WITH:           13,081,500 (See Item 4, below)

             8         Shared Dispositive Power
                                   0

9            Aggregate Amount Beneficially Owned by Each Reporting Person
                        13,081,500 (See Item 4, below)

10           Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  /  /

11           Percent of Class Represented by Amount in Row (9)
                           64.3%

12           Type of Reporting Person (See Instructions)
                           CO

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CUSIP No. 92848M 10 4                                  SCHEDULE 13G


Item 1(a)  Name of Issuer

         VitaminShoppe.com, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices

         444 Madison Avenue, Suite 802
         New York, New York 10022

Item 2(a)  Name of Persons Filing

         Vitamin Shoppe Industries Inc. (the "Reporting Person")

Item 2(b)  Address of Principal Business Office or, if none, Residence

         The address of the principal place of business of the Reporting Persons is 4700 Westside Avenue, North Bergen, New Jersey 07047.

Item 2(c)  Citizenship

         The Reporting Person is a New York corporation.

Item 2(d)  Title of Class of Securities

         Shares of Class A Common Stock, par value $0.01 per share.

Item 2(e)  CUSIP Number

         92848M 10 4

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Inapplicable.

Item 4.  Ownership

         See Items (5)-(9) and (11) of the cover pages to this Schedule 13G.



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CUSIP No. 92848M 10 4                                  SCHEDULE 13G

         The shares of Class A Common Stock reported in this Schedule 13G as beneficially owned by the Reporting Person are not yet issued but are issuable upon the conversion of the 13,081,500 shares of Class B Common Stock of the Issuer, par value $0.01 per share (the "Class B Common Stock") currently held by the Reporting Person. At the option of the holder, each share of Class B Common Stock is convertible into one share of Class A Common Stock. Each share of Class B Common Stock automatically converts into one share of Class A Common Stock upon any sale to a person or entity not affiliated with the Reporting Person. Holders of Class A Common Stock are entitled to one vote per share; holders of Class B Common Stock are entitled to six votes per share.

         VS Investors LLC ("VS LLC"), a Delaware limited liability company, owns 70% of the capital stock of the Reporting Person. FdG Associates Acquisition L.P. ("Associates"), a Delaware limited partnership, is the managing member of VS LLC. FdG Acquisition Corp. ("Acquisition"), a Delaware corporation, is the general partner of Associates. Charles de Gunzberg is on the board of directors of Acquisition and the Reporting Person, and is also the president and 50% owner of the capital stock of Acquisition. M. Anthony Fisher is on the board of directors of Acquisition, the Reporting Person and the Issuer, and is also the owner of 50% of the capital stock of Acquisition. None of VS LLC, Associates, Acquisition, Mr. de Gunzberg or Mr. Fisher has the power to vote or dispose of the Class B Common Stock held by the Reporting Person or the underlying shares of Class A Common Stock reported in this Schedule 13G as beneficially owned by the Reporting Person.

Item 5.  Ownership of Five Percent or Less of a Class

         Inapplicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Inapplicable.

Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the Parent Holding Company

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group

         Inapplicable.


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CUSIP No. 92848M 10 4                                  SCHEDULE 13G


Item 9.  Notice of Dissolution of Group

         Inapplicable.

Item 10.  Certification

         Inapplicable.


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                                    SIGNATURE

           After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. In addition, each of the undersigned hereby agrees that this statement is filed on behalf of each of the parties listed below.


Dated:  February 14, 2000

                                  VITAMIN SHOPPE INDUSTRIES INC.

                                  By:  /s/ Larry Segall
                                       ------------------------------
                                       Name:  Larry Segall
                                       Title: Chief Financial Officer



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